Filing Pursuant to Rule 433

Filing No. 333-146701-04

AmeriCredit Auto (AMCAR) 2009-1 ***New TALF-eligible ABS***

Joint-Books: Deutsche Bank (Structuring) and Credit Suisse

    Co-Mgrs: Barclays, JPM, RBS and Wachovia 100% POT

CLS	QTY/MMs	WAL	MDY/S&P	BENCHMARK	PxSprd	Yield	Coupon	$Px
A-1	$236.000	0.25	P-1/A1+	i-LIBOR	+ 30	0.83750%	0.8375%	100.0000
A-2	$166.000	0.91	Aaa/AAA	EDSF	+ 155	2.275%	2.26%	99.99613
A-3	$164.560	1.95	Aaa/AAA	EDSF	+ 175	3.061%	3.04%	99.99685
B	$66.200	2.89	Aa2/ AA	YIELD		10.000%	9.79%	99.98030
C	$92.240	3.33	A2/ A	YIELD		15.000%	14.55%	99.99540

• TALF-eligible: YES	• TALF Haircuts: A2: 9% and A3: 10%
• Settle Date: 7/14/2009	• 1st Interest: 8/17/2009
• PxSpeed: 1.5 ABS	• BILL & DELIVER: Deutsche Bank
• CUSIPS A1:03064AAA2; A2:03064AAB0; A3:03064AAC8; B:03064AAD6; C:03064AAE4

The issuer has filed a registration statement (including a prospectus) with the SEC for the new offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-503-4611.

This free writing prospectus does not contain all information that is required to be included in the base prospectus and the prospectus supplement. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the securities, supersedes any information contained in any prior similar materials relating to the securities. The information in this free writing prospectus is preliminary, and is subject to completion or change. This free writing prospectus is being delivered to you solely to provide you with information about the offering of the securities referred to in this free writing prospectus and to solicit an offer to purchase the Securities, when, as and if issued. Any such offer to purchase made by you will not be accepted and will not constitute a contractual commitment by you to purchase any of the securities, until we have accepted your offer to purchase securities.

You are advised that the terms of the securities, and the characteristics of the pool assets backing them, may change (due, among other things, to the possibility that the assets that comprise the pool may become delinquent or defaulted or may be removed or replaced and that similar or different assets may be added to the pool, and that one or more classes of securities may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. You are advised that securities may not be issued that have the characteristics described in these materials. The underwriter’s obligation to sell such securities to you is conditioned on the assets and securities having the characteristics described in these materials. If for any reason the issuer does not deliver such securities, the underwriter will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and none of the issuer nor any underwriter will be liable for any costs or damages whatsoever arising from or related to such non-delivery.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW THIS SENTENCE ARE NOT APPLICABLE TO THIS MESSAGE AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THIS MESSAGE HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER SYSTEM.

This has been prepared solely for informational purposes. It is not an offer, recommendation or solicitation to buy or sell, nor is it an official confirmation of terms. It is based on information generally available to the public from sources believed to be reliable. No representation is made that it is accurate or complete or that any returns indicated will be achieved. Changes to assumptions may have a material impact on any returns detailed. Past performance is not indicative of future returns. Price and availability are subject to change without notice. Additional information is available upon request.